United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __) *

Prosensa Holding N.V.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N71546100

(CUSIP Number)

November 3, 2014

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. N71546100

1. Name of Reporting Persons

Gimv NV

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization

Belgium

Number of	5. Sole Voting Power
Shares	499,382 (See Item 4)
Beneficially Owned
by Each	6. Shared Voting Power
Reporting Person	0

7. Sole Dispositive Power
499,382 (See Item 4)

8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

499,382 (See Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

1.43%

12. Type of Reporting Person (See Instructions)
CO
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CUSIP No. N71546100

1. Name of Reporting Persons

Adviesbeheer Gimv Life Sciences 2007 NV

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization

Belgium

Number of	5. Sole Voting Power
Shares	55,487 (See Item 4)
Beneficially Owned
by Each	6. Shared Voting Power
Reporting Person	0

7. Sole Dispositive Power
55,487 (See Item 4)

8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

55,487 (See Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

0.16%

12. Type of Reporting Person (See Instructions)
CO
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Item 1(a)	Name of Issuer

Prosensa Holding N.V.

Item 1(b)	Address of Issuer’s Principal Executive Offices

J.H. Oortweg 21, 2333 CH Leiden, The Netherlands.

Item 2(a)	Name of Persons Filing

Gimv NV

Adviesbeheer Gimv Life Sciences 2007 NV

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of Gimv NV and Adviesbeheer Gimv Life Sciences 2007 NV is as follows:

Karel Oomsstraat 37, B-2018 Antwerpen, Belgium

Item 2(c)	Citizenship

Gimv NV and Adviesbeheer Gimv Life Sciences 2007 NV are both Belgium corporations.

Item 2(d)	Title of Class of Securities

Common Shares

Item 2(e)	CUSIP Number

N71546100

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership

The number of shares beneficially owned by Gimv NV and Adviesbeheer Gimv Life Sciences 2007 NV is as follows:

Reporting Person	Amount Beneficially Owned	Percent of Class
Gimv NV	499,382	1.43%
Adviesbeheer Gimv Life Sciences 2007 NV	55,487	0.16%

Reporting Person	Voting Power		Dispositive Power
	Sole	Shared	Sole	Shared
Gimv NV	499,382	0	499,382	0
Adviesbeheer Gimv Life Sciences 2007 NV	55,487	0	55,487	0
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As of November 11, 2014, (i) Gimv NV is (A) the record owner of 499,382 Shares and (B) the beneficial owner of 554,869 Shares (including 55,487 Shares held of record by Adviesbeheer Gimv Life Sciences 2007 NV) and (ii) Adviesbeheer Gimv Life Sciences 2007 NV is (A) the record owner of 55,487 Shares and (B) the beneficial owner of 55,487 Shares.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 14, 2014.

GIMV NV

By:	/s/ Alex Brabers
Name: Alex Brabers
Title: Gimv Partner

By:	/s/ Edmond Bastijns
Name: Edmond Bastijns
Title: Gimv Partner

Adviesbeheer Gimv Life Sciences 2007 NV

By:	/s/ Alex Brabers
Name: Alex Brabers
Title: Gimv Partner

By:	/s/ Edmond Bastijns
Name: Edmond Bastijns
Title: Gimv Partner
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Exhibit Index

Exhibit A	Joint Filing Agreement, dated November 14, 2014, between Gimv NV and Adviesbeheer Gimv Life Sciences 2007 NV.
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